EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$1,908.7	$1,308.4	$1,207.4	$940.2	$738.3
Add:
Undistributed loss from joint venture	—	—	0.3	1.3	1.6
Interest expense	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	13.4	9.3	9.6	9.8	8.4
Income as adjusted	$2,089.2	$1,512.1	$1,294.9	$1,059.7	$844.0
Fixed charges:
Interest expense	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	13.4	9.3	9.6	9.8	8.4
Total fixed charges	$180.5	$203.7	$87.2	$118.2	$104.1

Ratio of Earnings to Fixed Charges	11.6	7.4	14.8	9.0	8.1
Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.